March 22, 2016

VIA ELECTRONIC SUBMISSION AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Opexa Therapeutics, Inc.

Registration Statement on Form S-3

Registration No: 333-208314

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended, Opexa Therapeutics, Inc. (the “Registrant”) hereby requests that the effective date of the above-captioned registration statement on Form S-3 (the “Registration Statement”), be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time, on March 25, 2016 or as soon thereafter as may be practicable.

The Registrant hereby authorizes each of Mike Hird and Patty DeGaetano, both of whom are attorneys with the Registrant’s outside legal counsel, Pillsbury Winthrop Shaw Pittman LLP, to orally modify or withdraw this request for acceleration.

The Registrant acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the Commission’s staff (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert Staff comments, the comment process in general or this declaration of effectiveness by the Staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant understands that the Staff will consider this request as confirmation by the Registrant of its awareness of its responsibilities under the federal securities laws as they relate to the offering of the securities covered by the Registration Statement.

The Registrant requests that it be notified of such effectiveness by a telephone call to Ms. DeGaetano at (858) 509-4033, or in her absence, Mr. Hird at (858) 509-4024.

OPEXA THERAPEUTICS, INC.

By:	/s/ Neil K. Warma
Neil K. Warma
President and Chief Executive Officer

cc:	Mike Hird, Esq.

Patty DeGaetano, Esq.